Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation
Commission File No.: 1-8607

The Merger of AT&T and BellSouth is in the Public Interest

Consumer Benefits
The expected $18 billion in efficiencies the merger will produce will result in more research and development, a more reliable network and lower costs for consumers.

AT&T and BellSouth already share ownership of Cingular, so the merger will have no effect on the number of wireless providers in that market. However, integration of Cingular Wireless will result in efficiencies that will lead to the development of next-generation services and unified management will accelerate decisions. Integration also will result in better customer service as consumers will have a single contact for their wireless, wireline, broadband and video services.

The combined company will be able to more quickly deploy IPTV services to consumers, especially those in the BellSouth region where BellSouth has not decided whether it would make the necessary investment to offer a commercial video service.

AT&T is not an active competitor in BellSouth’s region, especially for consumer services. Further, consumers have unprecedented choice for their communications services, including wireless, VoIP and cable modem phone service.

Business Market
Competition in the business market is strong and BellSouth lacks a national network and other assets required to provide integrated service to business customers. Besides, the competition flourishes in the business market with CLECs, IP/data providers, cable companies, VoIP providers, equipment vendors and systems integrators all offering a menu of communications services.

Disaster Recovery
Combining the AT&T, BellSouth and Cingular IP networks will strengthen national security and, more broadly, improve the quality of service to the government.

The merger will create a unified end-to-end IP-based network capable of delivering integrated end-to-end services to the government on a national and international basis. The improved network will result in a more robust network allowing delivery of secure, real time services.

Both AT&T and BellSouth have unique capabilities and assets that, when combined, will greatly enhance communications services following any disaster. BellSouth has a wealth of expertise, including teams with specialized training and experience responding to hazardous material disasters and in responding to hurricane recovery efforts.

With unified control over the local exchanges in the BellSouth and AT&T states, the speed of disaster recovery will improve because management will know what equipment is threatened or destroyed and whether warehoused equipment is a compatible substitution.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.